UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE ACQUIRES 50% OF "NOFESH YASHIR" TRAVEL SERVICES
OPERATED BY ISSTA, ISRAEL'S LARGEST TRAVEL AGENCY, AND SIGNS AN
AGREEMENT WITH ISSTA TO ESTABLISH A JOINT COMPANY FOR THE OPERATION
OF NOFESH YASHIR

ROSH HAAYIN, Israel, January 30, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that it has signed an agreement with Issta, Israel’s largest travel agency, to acquire 50% of Issta’s operated "Nofesh Yashir" (direct vacation) enterprise, operating travel services through an internet portal and a travel services call center, for the consideration of US $250,000. The parties also agreed upon the establishment of a jointly owned (50% each) company to operate the travel and tourism joint enterprise and develop it within Blue Square’s supermarkets, through Blue Square’s marketing and through the Nofesh Yashir Internet travel services portal and call center.

The acquisition and the launch of the joint operation of Nofesh Yashir is to be effective as of February 1st, 2008.

"We are delighted to join forces with Issta as a strategic partner in the rapidly-growing travel markets, providing our customers added value and more services then any other retail chain in Israel ” said Uri Falach, Blue Square’s Acting CEO. “Throughout the world, travel has become one of the services provided by supermarket retail chains and we are proud to lead this trend in Israel. In building up the joint venture with Issta, we will be able to take advantage of the marketing and operational infrastructure of Blue Square’s retail chain, spread all over Israel, and merge them with Issta’s impressive travel infrastructure. We are confident that the partnership with Issta and our entrance to the travel industry will become an important long-term growth driver for Blue Square.”

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 184 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F/A for the year ended December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: January 30, 2008